UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2002


                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
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                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x  Form 40-F
                   ---           ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  x
             ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

AEROPUERTOS DEL SURESTE                                    Breakstone & Ruth
    Lic. Adolfo Castro
    (52) 55-5284-0408
ascastro@asur.com.mx                                       Kay Breakstone
                                                           Susan Borinelli
                                                           (646) 536-7018
                                                   Sborinelli@breakstoneruth.com


              ASUR Statement Regarding Effects of Hurricane Isidore


Mexico City, September 23, 2002, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that Merida Airport has been closed since Sunday, September 22 at 2:00 pm local time, due to Hurricane Isidore. The Company expects that the airport will resume normal operations later today.

Since September 22, intense work has been carried out in Merida Airport to prepare for the arrival of Hurricane Isidore. The impact of the incoming hurricane was as follows: some apron lighting was blown down, some windows in the terminal building were cracked, airbridges were damaged and some advertising billboards were blown down in the parking lot. The total cost of damages has not yet been estimated and the insurance company is currently preparing the corresponding reports.

ASUR estimates that 20 arrivals and/or departures at Merida Airport were cancelled in connection with the hurricane. Airport operations have returned to normal and final cleaning is being implemented.

ASUR also reported that at Cancun Airport there was an accident where one employee from the external security company died as a result of an electrocution in connection with the hurricane.

ASUR estimates that 89 arrivals and/or departures were cancelled at Cancun Airport in connection with the hurricane and has as of today normalised flight operations. Cancun Airport has not reported any damages in connection with the hurricane and in general terms, the tourist infrastructure at Cancun and the Mayan Riviera are operating normally.

At this time ASUR cannot estimate the effect that these events will have on the Company's results of operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other "forward-looking" information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made, and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future events or otherwise.

                                     -ENDS-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Grupo Aeroportuario del Sureste,
                                                   S.A. de C.V.


                                                  By: /s/ ADOLFO CASTRO RIVAS
                                                      --------------------------
                                                        Adolfo Castro Rivas
                                                        Director of Finance


Date: September 25, 2002